Exhibit 99.1
21622 Plummer Street
THERAPEUTICS		Chatsworth, CA 91311
Innovative Respiratory Solutions		Toll Free: 800.423.8870
Phone: 818.882.0883
	FOR IMMEDIATE RELEASE	Main Fax: 818.882.1809

Company Contact:		Investor Contact:
Earl L. Yager		Neil Berkman Associates
President and CEO		(310) 277 — 5162
www.CHADtherapeutics.com		info@BerkmanAssociates.com
CHAD Therapeutics Reports
Fiscal 2006 Second Quarter and First Half Financial Results
Announces Engagement Of Investment Bank
To Assist Management In Evaluating Alternatives To Maximize Shareholder Value
     CHATSWORTH, California, November 10, 2005 . . . CHAD Therapeutics, Inc. (ASE:CTU) today reported financial results for the second quarter and first half of fiscal 2006, and announced that it has engaged an investment banking firm to assist management in evaluating strategic alternatives to maximize shareholder value.
     “As previously reported, for the past few months we have been in discussions with several parties concerning the distribution of both our TOTAL O2® home oxygen filling system and the products we are developing for the sleep disorder market. During the course of these discussions, our Board of Directors decided to broaden the scope of its consideration of various strategic alternatives for the Company,” said Earl L. Yager, Chief Executive Officer and President. “Accordingly, we have engaged Ewing Bemiss & Co., a highly respected private firm based in Richmond, Virginia with substantial investment banking experience in the medical device industry, to assist in evaluating these opportunities and considering alternatives to maximize value for CHAD’s shareholders.”
Second Quarter and First Half Results
     For the three months ended September 30, 2005, revenue declined to $5,375,000 from $6,309,000 for the second quarter of fiscal 2005. The net loss for the second quarter of fiscal 2006 was $210,000, or $0.02 per diluted share. This compares to net earnings for the second quarter of fiscal 2005 of $455,000 or $0.04 per diluted share.
     For the six months ended September 30, 2005, revenue declined to $11,270,000 from $12,408,000 for last year’s period. The net loss for the first six months of fiscal 2006 was $252,000, or $0.02 per diluted share. This compares to net earnings for the first six months of fiscal 2005 of $717,000 or $0.07 per diluted share.
Conserver Product Update
     Sales of oxygen conservers to domestic customers declined 29% during the first six months of fiscal 2006 compared to the prior year, reflecting continuing pressure on prices as well as the significant reduction in sales to a major customer which has been previously reported. During the same period, international conserver sales increased 181%. “While we expect price pressure to continue in the domestic conserver market, we believe that growth in the international market and the introduction of our new LOTUS electronic oxygen conserver offer opportunities to improve our future operating results,” Yager said. He said that initial shipments of the advanced LOTUS conserver began last week and will contribute to sales in the current quarter.
     “Based on orders in hand, we expect international conserver sales to remain robust through at least the rest of fiscal 2006, and we are optimistic about the longer term growth potential of the international conserver market,” Yager said. “CHAD is well-positioned to benefit from this growth, because our wide variety of conserver products enables us to meet customers’ specific needs in many international markets.”
(more)
CHAD, OXYMATIC, OXYMIZER, OXYLITE, and TOTAL O2 are Registered Trademarks of Chad Therapeutics, Inc.
ISO 13485 Certified Company
WWW.CHADTHERAPEUTICS.COM

CHAD Therapeutics Reports Fiscal 2006 Second Quarter Financial Results
November 10, 2005
Page Two
TOTAL O2 System Update
     Sales of CHAD’s proprietary TOTAL O2 home oxygen filing system increased 39% during the first six months of fiscal 2006 compared to the first six months of fiscal 2005.
     “At the Medtrade show for the home health care industry held in Atlanta last month, we saw further evidence that home care providers are actively seeking ways to reduce monthly operating costs as a primary strategy to deal with changes in Medicare reimbursement. CHAD’s TOTAL O2 system can significantly reduce operating costs while at the same time improving patient care. We are increasingly confident that the TOTAL O2 system can become a major contributor to CHAD’s growth,” Yager said.
Sleep Disorder Product Update
     The CEO added, “We continue to make progress with the initial products we are developing for the sleep disorder market. We have applied for 16 patents on our technology to date, of which one has issued and two more have been allowed. We have demonstrated that our diagnostic products provide accurate, easy-to-interpret data for use in the diagnosis of sleep disorders. On the therapeutic side, following up on the recent successful completion of an initial clinical trial at a university sleep clinic in the Southwest, we have recently demonstrated our technology at another major university that is highly respected in the rapidly emerging field of sleep therapy. As a result of this demonstration, the university has agreed to test and evaluate our initial products in their sleep clinic. These evaluations may yield additional data to support our assessment of the value of CHAD’s sleep products and technology.”
Earnings Guidance
     Due to the delays in finalizing a distribution arrangement for the TOTAL O2 system, management is withdrawing prior guidance relative to pre-tax earnings for fiscal 2006 until such time as the evaluation of strategic opportunities is completed and its impact on CHAD’s business is assessed.
Conference Call
     Chad has scheduled a conference call today at 11:00 a.m. ET. A simultaneous webcast will be available from the Investor Relations link at www.CHADTherapeutics.com. A replay will be available after 1:00 p.m. ET at this same Internet address. For a telephone replay, dial (800) 633-8284, reservation #21265406 after 1:00 p.m. ET.
About CHAD Therapeutics
     CHAD Therapeutics, Inc. is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases. For more information, visit www.CHADtherapeutics.com.
Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
     The foregoing statements regarding prospects for future earnings and revenues, future sales trends and the introduction of products under development are forward-looking statements that involve certain risks and uncertainties. A number of important factors could cause actual results to differ materially from those contemplated by such forward-looking statements. These include the potential loss of one of our major customers upon whom we depend for a material portion of our business, increased competition and continuing downward pressure on prices for certain of our products, the potential introduction of new products with perceived competitive advantages over the Company’s products, changes or proposed changes in health care reimbursement which affect home care providers, the terms of any distribution agreement which may be negotiated with respect to our TOTAL O2 system or our sleep products, and CHAD’s ability to anticipate and respond to technological and economic changes in the home oxygen market. Moreover, the success of the Company’s products and products under development will depend on their efficacy, reliability and the health care community’s perception of the products’ capabilities and benefits, the degree of acceptance the products achieve among homecare providers and, with respect to products under development, obtaining timely regulatory approval. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission under the caption “Outlook: Issues and Risks.”
(tables attached)

CHAD THERAPEUTICS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended		Three Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Net sales	$11,270,000	$12,408,000	$5,375,000	$6,309,000
Cost of sales	7,388,000	7,375,000	3,594,000	3,696,000

Gross profit	3,882,000	5,033,000	1,781,000	2,613,000

Costs and expenses:
Selling, general and administrative	3,543,000	3,448,000	1,699,000	1,712,000
Research and development	767,000	827,000	435,000	417,000

Total costs and expenses	4,310,000	4,275,000	2,134,000	2,129,000

Operating income (loss)	(428,000)	758,000	(353,000)	484,000

Other income, net	19,000	14,000	13,000	6,000

Earnings (loss) before income taxes	(409,000)	772,000	(340,000)	490,000

Income tax expense (benefit)	(157,000)	55,000	(130,000)	35,000

Net earnings (loss)	$(252,000)	$717,000	$(210,000)	$455,000

Earnings (loss) per share:
Basic	$(0.02)	$0.07	$(0.02)	$0.04
Diluted	$(0.02)	$0.07	$(0.02)	$0.04

Weighted shares outstanding:
Basic	10,137,000	10,116,000	10,141,000	10,122,000
Diluted	10,137,000	10,609,000	10,141,000	10,598,000

CHAD THEREAPEUTICS, INC.
CONDENSED BALANCE SHEETS
(Unaudited)

	September 30,
	2005	2004
Assets

Current assets:
Cash	$434,000	$3,007,000
Accounts receivable, net	3,013,000	3,458,000
Inventories, net	8,118,000	5,362,000
Prepaid expenses and other assets	472,000	382,000
Deferred income taxes	518,000	434,000

Total current assets	12,555,000	12,643,000

Property, plant and equipment, net	1,124,000	1,132,000
Intangible assets, net	863,000	710,000
Deferred income taxes	568,000	—
Other assets	65,000	54,000

Total Assets	$15,175,000	$14,539,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,210,000	$1,252,000
Accrued expenses	1,176,000	1,151,000
Income taxes payable	—	228,000

Total current liabilities	2,386,000	2,631,000

Capital lease obligation, net of current portion	7,000	—

Total liabilities	2,393,000	2,631,000

Shareholders’ equity:
Common shares, $.01 par value, authorized 40,000,000 shares, 10,144,000 and 10,022,000 issued and outstanding	13,379,000	13,347,000
Retained earnings (accumulated deficit)	(597,000)	(1,439,000)

Net shareholders’ equity	12,782,000	11,908,000

Total Liabilities and Shareholders’ Equity	$15,175,000	$14,539,000